ADMINISTRATIVE & OPERATING

SERVICES AGREEMENT

The MP63 Fund, Inc.

This Agreement is made and entered into as of the __ day of __________, 2011, by and between The MP63 Fund, Inc., a Maryland corporation (the “Company”), on behalf of its series, the MP 63 Fund (the Fund"), and The Moneypaper, Inc., a New York corporation (hereinafter referred to as “ MP Inc. ”).

WHEREAS, the Fund is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “Act”),; and

WHEREAS, The Moneypaper Advisor, Inc., (the "Advisor") a subsidiary of   MP Inc. , previously has entered into an Investment Advisory Agreement (the “Advisory Agreement”) with the Fund, dated March 1, 1999 for the provision of investment management services to the Fund; and

WHEREAS, MP Inc. may provide certain services further described herein and in addition to those advisory services called for in the Advisory Agreement, which are deemed by both parties to be beneficial to the Fund and its shareholders; and

WHEREAS, the Fund and MP Inc. desire to enter into an agreement separate and apart from the Advisory Agreement describing those services and the compensation to be paid for such services described herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, the Fund and MP Inc. agree as follows:

1.

Obligations of MP Inc.

(a)

Services.  The Fund hereby retains MP Inc. to provide, or arrange for others to provide, services to the Fund in the manner and to the extent that such services are reasonably necessary for the operation of the Fund (collectively, the “Services”) and are not provided by other parties pursuant to other written agreements between the Fund and such parties.  Examples of such services include, but are not limited to:

1.

Preparation and supervising the preparation of reports describing the operations of the Fund, including the costs of providing such reports to those who request such information—including inquiries from news organizations, governmental bodies including the SEC, fund lawyers, accountants, and distributors.

2.

Sub-accounting and record keeping services. This includes a daily calculation to establish the reasonableness and accurateness of the records as provided by the Fund's Transfer Agent, Fund Accountant and Administrator.

3.

Updating a monthly P&L statement for the Fund,  independent of the Fund Account and Administrator’s accounting.

4.

Providing details of brokerage transactions to the Advisor, to the Fund's Administrator, and the Custodian Bank.  Providing access to the Depository Trust Company for efficient settlement of Fund transactions.

5.

Shareholder communication services, including the costs of designing and preparing shareholder documents and production-related services, including competitive pricing.

6.

Mailing-list formatting (and programming when needed) and mail room services.

7.

Responding to  Fund shareholder inquiries.

8.

Design and maintenance of shareholder web site.

9.

Programming to facilitate shareholder communications via the Internet, including testing and periodic updating and upgrading of such programs..

10.

Negotiating with and supervision of Fund service providers—including legal, accounting, transfer agency, and banking.

11.

General administrative work, including verifying and authorizing expenses for the Fund and ongoing involvement in compliance issues related to the Fund.

12.

Such other services as may be required by the Fund from time to time, at the agreement of the parties to this Agreement.

(b)

Staff and Facilities.   MP Inc. assumes and shall pay for maintaining the staff, personnel, space, equipment and facilities necessary to perform its obligations under this Agreement. However, nothing in this Agreement makes it necessary for MP Inc. to continue to provide such services should it no longer be feasible to do so under the terms of this Agreement.

2.

Obligations of the Fund

(a)

Limitation. This Agreement assumes approximately the current level of assets and does not preclude MP Inc. from seeking additional compensation, if and when assets are sufficient to fully compensate MP Inc. for expenses, subject to approval of the Fund's Board of Directors.

(b)

Fee.  For its services to the Fund under this Agreement, the Fund will pay MP Inc. a flat fee, as determined by MP Inc. to be reasonable, but no more than seven thousand five hundred dollars ($7,500) per month.  The Fund will also reimburse MP Inc. for reasonable out-of pocket expenses related to the provision of the services.

3.

Term.   This Agreement shall remain in effect until terminated by either party.  Either party may terminate this Agreement at any time upon 60 days written notice to the other party.

4.

Notices. Except as otherwise provided in this Agreement, any notice or other communication required by or permitted to be given in connection with this Agreement will be in writing and will be delivered in person or sent by first class mail, postage prepaid or by prepaid overnight delivery service to the respective parties as follows:

If to the Fund:

 If to MP Inc. :

The MP63 Fund, Inc.

The Moneypaper, Inc.

c/o Mutual Shareholder Services

555 Theodore Fremd Ave. Suite B-103

8000 Towne Center Drive, Suite 400

Rye, NY 10580

Broadview Heights, OH  44147

Attn:  Vita Nelson

Attn:  Greg Getts

President

Administrator

5.

Choice of Law.  This Agreement shall be construed in accordance with the laws of the State of New York, without regard to any conflict of law provisions of that jurisdiction.  To the extent that the laws of New York conflict with any applicable federal law governing the services to be provided pursuant to this Agreement, such federal law shall prevail.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

The MP63 Fund, Inc.

The Moneypaper, Inc.

_______________________________

_____________________________

By: Vita Nelson

By: Vita Nelson

Its:  President

Its:  President